Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of FNCB Bancorp, Inc. for the registration of common stock, preferred stock, senior debt securities, subordinated debt securities, depositary shares, purchase contracts, units, warrants and rights and to the incorporation by reference therein of our report dated March 9, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of FNCB Bancorp, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Baker Tilly Virchow Krause, LLP

Wilkes-Barre, Pennsylvania
September 28, 2018